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As filed with the Securities and Exchange Commission on July 25, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REPUBLIC AIRWAYS HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1449146 (I.R.S. Employer Identification Number)
8909 Purdue Road, Suite 300 Indianapolis, IN 46268 (317) 484-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bryan K. Bedford
Chairman, Chief Executive Officer and President
Republic Airways Holdings Inc.
8909 Purdue Road, Suite 300
Indianapolis, IN 46268
(317) 484-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
James D. Tussing, Esq. Gregg J. Berman, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000 Facsimile: (212) 318-3400

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.001 par value	2,000,000 shares	$16.785	$33,570,000	$3,592

(1)
This registration statement shall also over any additional shares of our common stock which may become issuable by reason of any stock split, stock dividend, recapitalization, or similar transaction that is effected without the receipt of consideration and result in any increase in the number of shares of our common stock that are outstanding.

(2)
The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $16.785, the average of the high and low prices of the common stock of Republic Airways Holdings Inc. as reported on The Nasdaq National Market on July 20, 2006.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment specifically stating that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated July 25, 2006

P R O S P E C T U S

2,000,000 Shares

Common Stock

        This prospectus relates to 2,000,000 shares of our common stock that may be offered for resale by WexAir LLC, the selling stockholder.

        No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

        Our shares are quoted on The Nasdaq National Market under the symbol "RJET." The last reported sale price on July 20, 2006 was $16.53 per share.

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2006.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements	i
Our Company	1
Risk Factors	5
Use of Proceeds	17
Dividend Policy	17
Selling Stockholder	17
Plan of Distribution	18
Legal Matters	18
Experts	18
Incorporation by Reference	19
Where You Can Find Additional Information	20

        Unless otherwise indicated, all information in this prospectus reflects a recapitalization of Republic Airways in June 2002, pursuant to which each outstanding share of our common stock was exchanged for 200,000 shares of our common stock and each outstanding option or warrant to purchase one share of our common stock became an option or warrant to purchase 200,000 shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

i

OUR COMPANY

        This summary contains basic information about our company and this offering and may not contain all the information that is important to you. You should, therefore, read the entire prospectus, including "Risk Factors" and the other information incorporated by reference into this prospectus as described below under "Incorporation By Reference," carefully for a more complete understanding of this offering and our business. Terms such as "we", "our" or "us" refer to Republic Airways Holdings Inc., which we refer to as Republic Airways, and our wholly-owned subsidiaries, Chautauqua Airlines, Inc., which we refer to as Chautauqua, Republic Airline Inc., which we refer to as Republic Airline, and Shuttle America Corporation, which we refer to as Shuttle America, unless the context implies otherwise.

        We are a holding company that operates Chautauqua Airlines, Inc., Republic Airline Inc. and Shuttle America Corporation. As of March 31, 2006, we offered scheduled passenger service on over 850 flights daily to 81 cities in 34 states, Canada, Mexico and the Bahamas pursuant to code-share agreements with AMR Corp., the parent of American Airlines, Inc., whom we collectively refer to in this prospectus as American, US Airways, Inc., Delta Air Lines, Inc. and United Air Lines, Inc. Currently, we provide our four partners with regional service, operating as US Airways Express, AmericanConnection, Delta Connection or United Express, including service out of their hubs and focus cities in Boston, Chicago, Columbus, Fort Lauderdale, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. (Dulles and National) and St. Louis.

        Chautauqua is our regional platform for flying 37 to 50 seat aircraft and, as of March 31, 2006, operated 95 ERJ-145 family of aircraft. Shuttle America is our platform for flying 70-seat aircraft and, as of March 31, 2006, operated 39 ERJ-170 aircraft. Republic Airline is our platform for aircraft with more than 70 seats and, as of March 31, 2006, operated 18 72-seat ERJ-170 aircraft for US Airways.

        From 2001 to 2005, our available seat miles, or ASMs, grew at a compounded annual growth rate of 41.2%. As of March 31, 2006, our operational fleet consisted of 152 aircraft, including 57 ERJ-170, 70-seat and larger regional jets and 95 ERJ-145 family, 37-50 seat regional jets. Further, as of March 31, 2006, and in addition to the 10 regional jets which we will obtain from US Airways, we have agreed to place into service an additional five ERJ-170 regional jets for Delta through 2006. These five 70-seat regional jets are covered by firm orders we have with Embraer. We also have four additional firm orders which have not yet been allotted to a major airline partner and options for 52 regional jets as of March 31, 2006. All of the options are for ERJ-170 aircraft, which may be converted to options for ERJ-175, ERJ-190 or ERJ-195 aircraft, which range in size from 78 seats to 110 seats.

        We have long-term, fixed-fee regional jet code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. Our shift from pro-rate revenue sharing agreements to fixed-fee agreements has eliminated our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our partners and reduce the cost of our services to our partners.

        For the three months ended March 31, 2006 and for the years ended December 31, 2005 and 2004 respectively, US Airways accounted for approximately 21%, 21% and 38% of our passenger revenues, Delta accounted for approximately 35%, 34% and 36% of our passenger revenues, American accounted for approximately 12%, 13% and 16% of our passenger revenues and United accounted for approximately 32%, 32% and 10% of our passenger revenues.

We believe that our primary strengths are:

        Low Cost Producer.    We believe that we are among the lowest cost producers of regional jet service in the United States. From 2001 through 2005, we lowered our cost per ASM, excluding actual fuel costs, by 29.6%, from 11.5¢ to 8.1¢. We are implementing the same low cost strategy that we have executed at Chautauqua for our larger gauge regional jet service at Republic Airline and Shuttle America. There are four key elements contributing to our low unit costs:

        •    Operate a Single-Fleet Type: Each of our operating subsidiaries operates a common type rated aircraft. The operation of a common type rated aircraft by each of our subsidiaries will enable us to expand our product offerings to major airlines while allowing each operating subsidiary to keep its operating costs low due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements, and aircraft scheduling.

        •    High Aircraft Utilization: For the three months ended March 31, 2006, each of our aircraft in revenue service operated an average of 10.2 hours per day, which we believe is among the highest in the regional industry. Our agreements with major airline partners provide them incentives to increase the utilization of our aircraft. Based on higher utilization rates as compared to other regional carriers, we are able to spread our fixed costs over a greater number of flights and ASMs.

        •    Low Overhead: By flying for different major partners, we are able to leverage the cost of our overhead across multiple partners. Additionally, by operating the majority of our aircraft in a geographically concentrated region, we are able to leverage our maintenance and crew base overhead and cross-utilize our employees and also improve the scheduled efficiency of our aircraft. We also outsource certain maintenance procedures such as engine, brakes and auxiliary power unit (APU) overhauls and avionics repairs where there is a cost and quality advantage to doing so, thereby reducing the burden on us to provide the fixed overhead associated with these functions.

        •    High Labor Productivity: We believe in offering our employees competitive wages and incentives in exchange for high productivity rates. Our high level of employee productivity is created by greater fleet commonality and the minimization of unproductive labor work rules. Moreover, by wearing common uniforms and flying a single fleet type at each operating company, our flight crews have the flexibility to fly for any of our major partners for which we fly common type rated aircraft, providing us with additional flexibility in scheduling our flight crews.

        Well Trained, Highly Skilled and Motivated Airline Professionals.    We currently employ over 3,000 highly skilled aviation professionals. Our employee training programs meet or exceed the training standards required of all major airlines. Our employees take pride in their work and in our rich culture of safe and reliable operations. We have established a recognition program to reward those employees that go "above and beyond" in the performance of their duties. Their contributions are a real source of strength for our company.

        Long-Term, Fixed-Fee Code-Share Agreements.    We have long-term regional jet code-share agreements with each of our four major airline partners with scheduled expirations beginning in March 2013, subject in certain instances to earlier termination. All of our code-share agreements are "fixed-fee", rather than "cost-plus" or "pro-rate" revenue sharing, arrangements. These fixed-fee agreements generally provide for minimum aircraft utilization levels at fixed rates which provides for a more predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs below the costs anticipated under the agreements. We are not exposed to price fluctuations for fuel, insurance, aircraft property taxes or landing fees, as we are reimbursed for those costs by our code-share partners.

        Strong Relationships with a Diverse Group of Air Carrier Partners.    Through our long-term regional jet code-share agreements with US Airways, American, Delta and United, we have created a network of strong partnerships with multiple major US airlines. We believe that we have been successful in attracting multiple partners because of our strong track record as a low cost, efficient and reliable provider of high quality regional airline services. Having multiple air carrier partners has allowed us to diversify our financial and operational risk. This diversity may also allow us to grow at a faster rate, as we are not limited by the rate at which any one partner can, or wishes to, grow.

        Significant Growth Opportunities.    As shown below, as of March 31, 2006, our operational fleet consisted of 152 aircraft, including 57 ERJ-170, 70-seat and larger regional jets and 95 ERJ-145 family, 37-50 seat regional jets. Further, as of March 31, 2006, and in addition to the 10 regional jets which we will obtain from US Airways, we have agreed to place into service an additional five ERJ-170 regional jets for Delta through 2006. These five 70-seat regional jets are covered by firm orders we have with Embraer. We also have four additional firm orders which have not yet been allotted to a major airline partner and options for 52 regional jets as of March 31, 2006. At December 31, 2006, our fleet of regional jets is projected to be as follows:

	March 31, 2006(1)		December 31, 2006(1)
	145 family	170 family	145 family	170 family
Delta	39	11	39	16
United	7	28	7	28
US Airways	30	18	30	28
American	15	—	15	—
Total	91	57	91	72

(1)
Four aircraft in our fleet are not assigned to any of our code-share partners and do not appear in the table above. We use these aircraft as spares and for charters.

        In addition to the aircraft listed above, we have subleased five ERJ-145 aircraft to an airline in Mexico. The five regional jets that we have agreed to provide to Delta are covered by firm orders with Embraer. In addition to the 10 regional jets which we will obtain from US Airways and the five regional jets we will operate for Delta, we have conditional firm orders and options for 52 regional jets as of March 31, 2006. All of these options are for ERJ-170 aircraft which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft, all of which are in the ERJ-170 family but have higher passenger capacities, ranging from 78 to 110 seats. While our regional jet code-share agreements have limited restrictions on our ability to enter into new or expanded relationships, our ability to grow has not been impaired. Further, we have the necessary infrastructure to place our new regional jets into service quickly.

        Experienced Management Team.    Our senior management team has extensive operating experience in the regional airline industry. Since their arrival in mid-1999, our management team has significantly grown the business in the following ways:

  •
  expanded our relationship with US Airways from 10 to 58 regional jets;

  •
  expanded our original contract with Delta from 22 to 55 regional jets;

  •
  added code-share agreements with American, America West, Delta, TWA and United;

  •
  managed the transition of service from TWA to American after the TWA bankruptcy;

  •
  managed the transition of service from America West to Delta when America West closed its Columbus, Ohio hub;

  •
  successfully implemented the single-fleet regional jet business model in each operating subsidiary;

  •
  established platforms for 70-seat regional jets and for 71-seat and larger regional jets by the acquisition of Shuttle America and the certification of Republic Airline;

  •
  acquired 137 unrestricted commuter slots at Ronald Reagan Washington National Airport and New York-LaGuardia Airport, which we leased back to US Airways, and other assets from US Airways; and

  •
  improved our operating efficiencies and significantly lowered our operating costs.

        In 2004, Chautauqua was named Regional Airline of the Year by Air Transport World Magazine.

        Long History of Reliable Operations.    We have a long operating history as a regional airline, having operated as a code-share partner of US Airways and its predecessors for nearly 30 years. We became an American code-share partner in June 2001, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. Chautauqua is one of only a handful of airlines, globally, that has maintained an accident free passenger safety record over its entire history.

Recent Developments

Continental Airlines, Inc.

        On July 21, 2006, we entered into a capacity purchase agreement, or "Capacity Agreement" with, Continental Airlines, Inc. and Chautauqua, pursuant to which Chautauqua will operate 44 50 seat ERJ-145 regional jets in the Continental Express operation. Under the Capacity Agreement, Continental will purchase all the capacity from the aircraft at predetermined rates. The Capacity Agreement will become effective as of the date when the first aircraft is placed into service and will expire upon the exit date of the last aircraft pursuant to the Capacity Agreement, subject to early termination by either party for cause or in case of breach by the other party. The first Aircraft is expected to be placed into service in January 2007, and the last Aircraft by July, 2007.

        On April 18, 2006 we entered into a capacity purchase agreement, or the "April CPA", with Chautauqua and Continental pursuant to which Chautauqua would operate up to 69 ERJ-145 regional jets in the Continental Express operation, should Continental's existing RJ provider return such aircraft to Continental. Under the April CPA, Continental would purchase all the capacity from the April aircraft at predetermined rates. The April CPA was to become effective as of the date when the first April aircraft would be placed into service and was to expire on December 31, 2016, subject to early termination after five years at Continental's sole discretion. After entering into the April CPA, the Company learned that Continental's then existing RJ provider would retain the April Aircraft and not return them to Continental.

        As a condition to the entry into the Capacity Agreement, the parties thereto agreed that the April CPA would terminate as of the effective date of the Capacity Agreement and, other than with respect to the confidentiality provisions of Section 10.07 of the April CPA, be of no further force or effect.

US Airways, Inc.

        On July 21, 2006, we amended our jet service agreement between US Airways and Chautauqua. The amendment, among other things, removes 20 aircraft from service under the agreement.

        On July 24, 2006, we also amended the jet service agreement between US Airways and Republic Airline. The amendment, among other things, provides for the addition of 30 Embraer 86 seat Embraer 175 aircraft to be placed into service under the terms of the agreement as US Airways Express. The new Embraer 175 aircraft will replace the 20 existing 50 seat Embraer 145s operated for US Airways Express by Chautauqua which we will transition to Continental under the Capacity Agreement during the first half of 2007. The amended agreement will have a term of twelve years.

Corporate History

        We were formed in 1996 as a holding company but conducted no business until May 1998 when we acquired Chautauqua. In November 1999, we formed Republic Airline, which received its certification in August, 2005. In May 2005, we acquired Shuttle America. Our executive offices are located at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Our telephone number at that location is (317) 484-6000.

RISK FACTORS

        Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all of the other information contained in and incorporated by reference into this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our common stock and the loss of all or part of your investment.

Risks Related To Our Operations

We are dependent on our code-share relationships with our major partners.

        We depend on relationships created by our regional jet code-share agreements with US Airways, American, Delta and United for all of our passenger revenue. Any material modification to, or termination of, our code-share agreements with any of these partners could have a material adverse effect on our financial condition, results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our partners, including our failure to meet specified performance levels. In addition, American may terminate its code-share agreement without cause upon 180 days notice, provided such notice may not be given prior to September 30, 2008. If American terminates its code-share agreement for cause, it has the right to require us to assign to them our leases of all ERJ-140 regional jets then operating under the code-share agreement or to lease such jets to them to the extent we own them. If American terminates our code-share agreement other than for cause, we have the right to require American to assume our leases of all ERJ-140 regional jets then operating under the code-share agreement, or to lease such jets from us to the extent we own them. Delta may partially or completely terminate its code-share agreement with respect to the ERJ-135/145 aircraft, with or without cause, on 180 days written notice at any time after November 2009, and may partially or completely terminate its code-share agreement with respect to the ERJ-170 aircraft, with or without cause, on 180 days written notice at any time after July 2012. If Delta exercises this right under either agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. If we choose not to exercise this right, or if Delta terminates either agreement for cause, Delta may require us to sell or sublease to it or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for it under that agreement. In addition, our code share agreements with Delta have not been and may not be assumed by Delta in bankruptcy and may be modified or terminated. United may terminate its code-share agreement with respect to the ERJ-145 aircraft without cause on 18 months prior written notice, provided that such notice may not be delivered prior to December 31, 2008. If we wrongfully terminate our code-share agreement, breach certain provisions thereof or fall below certain minimum operating thresholds for three consecutive months or any six month period in a rolling 12 month period, United can assume our ownership or leasehold interests in the jets we operate for them.

        In addition, because substantially all of our passenger revenues are currently generated under the code-share agreements, if any one of them is terminated, our operating revenues and net income will be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, fly under our own flight designator code, including obtaining the airport facilities and gates necessary to do so. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully fly under our own flight designator code.

        For the three months ended March 31, 2006 and for the years ended December 31, 2005 and 2004, respectively, US Airways accounted for approximately 21%, 21% and 38% of our passenger revenues, Delta accounted for approximately 35%, 34% and 36% of our passenger revenues, American accounted for approximately 12%, 13% and 16% of our passenger revenues and United accounted for approximately 32%, 32% and 10% of our passenger revenues. We have granted to Delta warrants to purchase an aggregate of 3,435,000 shares of our common stock. The exercise prices of these warrants range from $11.60 to $13.00 per share. In addition, beyond the 16 ERJ-170 aircraft that we are contractually committed to place into service for Delta through 2006, Delta is entitled to a warrant to purchase 60,000 shares of our common stock for each additional aircraft we place into service for it. The exercise price of each of these warrants will be the lower of the then current market price of our common stock or the average of the closing prices of our common stock for the 30 days prior to such aircraft being placed into service.

Our code-share agreement with Delta will be terminated if Delta does not emerge from bankruptcy.

        Delta is attempting to reorganize its business under Chapter 11 of the bankruptcy code. Under the terms of our code-share agreement with Delta, if the plan of reorganization is not confirmed in Chapter 11 bankruptcy or if the bankruptcy is converted to liquidation under Chapter 7 of the bankruptcy code, then our code-share agreements will be terminated. If the agreements are terminated, we must still accept for delivery the aircraft which had not been delivered but that we would have flown for that airline. Although we are entitled to recoup certain expenses in connection with the aircraft, including certain fees paid to the manufacturer as well as our ownership costs of the aircraft for a transitional period of time, a termination of these agreements could have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of these aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly under our own flight designator code. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute code-share arrangements would be as favorable to us as the current code-share arrangements with Delta, or that we could, in the alternative, successfully fly under our own flight designator code.

We may be unable to redeploy smaller aircraft removed from service in response to our code-share partners' demand for larger aircraft.

        Certain of our code-share partners have requested that we replace ERJ-145 and smaller aircraft with larger regional jets. To the extent that we agree to remove an ERJ-145 or smaller aircraft from service, we must either sell or sublease the aircraft to another carrier or redeploy it in order to cover our carrying expenses for that aircraft. Our inability to sell, sublease and/or redeploy aircraft that have been removed from service could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

If the financial strength of any of our code-share partners decreases, our financial strength is at risk.

        We are directly affected by the financial and operating strength of our code-share partners. In the event of a decrease in the financial or operational strength of any of our code-share partners, such partner may be unable to make the payments due to us under its code-share agreement. In addition, it may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements. US Airways and United recently emerged from bankruptcy, and Delta has filed to reorganize its business under Chapter 11 of the bankruptcy code. In addition, it is possible that any code-share agreement with a code-share partner that files for reorganization under Chapter 11 of the bankruptcy code may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. Our code-share agreements with Delta have not yet been assumed. As of July 18, 2006, Standard & Poor's and Moody's, respectively, maintained ratings of B- and Ba1 for US Airways, B and Caa2 for AMR Corp., the parent of American, D and C for Delta and B and WD for UAL Corp., the parent of United.

Our code-share partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

        We depend on major airlines like US Airways, American, Delta and United electing to contract with us instead of purchasing and operating their own regional jets. However, some major airlines own their own regional airlines and operate their own regional jets instead of entering into contracts with us or other regional carriers. For example, American and Delta have acquired many regional jets which they fly under their affiliated carriers, American Eagle, with respect to American, and Comair, with respect to Delta. In addition, US Airways is operating regional jets through its PSA subsidiary. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. In addition, US Airways recently announced that, pursuant to an agreement with its pilots, US Airways will not enter into agreements with its regional affiliates to fly ERJ-190 and higher capacity regional jets and it is possible that our other partners will make the same decision. A decision by US Airways, American, Delta or United to phase out our contract based code-share relationships and instead acquire and operate their own regional jets or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Any labor disruption or labor strikes by our employees or those of our code-share partners would adversely affect our ability to conduct our business.

        All of our pilots, customer service employees, flight attendants and dispatchers are represented by unions. Collectively, these employees represent approximately 76% of our workforce as of March 31, 2006. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

        Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, it is only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with American, Delta and United, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our code-share partners.

        In addition, a labor disruption other than a union authorized strike may cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our code-share partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

Our current growth plans may be materially adversely affected by substantial risks, some of which are outside of our control.

        In addition to the Embraer ERJ-170 aircraft which were transitioned from US Airways, as of March 31, 2006 we plan to acquire an additional nine Embraer ERJ-170 regional jets by the end of 2006, all of which are subject to firm orders. Of these aircraft, four aircraft, are not yet allocated to any of our partners. We have financing commitments in place for all of these firm orders. If we are incorrect in our assessment of the profitability and feasibility of our growth plans, if circumstances change in a way that was unforeseen by us or if we are unable to consummate financing for these aircraft, we may not be able to grow as planned.

        Under our code-share agreements, as of March 31, 2006 we were obligated to place in service an additional 15 Embraer regional jets through 2006 at an aggregate cost (excluding the cost of acquiring the aircraft and related parts) to us of approximately $3.8 million. These costs, which are related to the acquisition of these aircraft, include the acquisition of related additional ground and maintenance facilities and support equipment, the employment of approximately 402 additional employees and the integration of those aircraft, facilities and employees into our existing operations.

        As of March 31, 2006, we had four firm orders and options to purchase an aggregate of 52 regional jets from Embraer, in addition to the 10 regional jets which we will obtain from US Airways and the five regional jets we will fly for Delta. If we choose to exercise options to purchase aircraft from Embraer prior to obtaining a commitment from existing or future code-share partners to place the aircraft in service, we will be obligated to purchase the aircraft from Embraer and to bear the cost of operation even if we cannot place the aircraft in service with a code-share partner, which could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

        Our ability to manage our growth effectively and efficiently requires us to continue to forecast accurately our equipment and human resources needs and to continue to expend funds to improve our operating, financial and management controls, reporting systems, procurement process and procedures. In addition, we must effectively expand, train and manage our employee base, which could be costly. Our growth will place a significant strain on our management and other corporate resources. If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

        Our growth plans may be adversely affected by our code-share agreements with American and Delta. Our American agreement requires us to provide regional airline services exclusively for American at its St. Louis hub and within 50 statute miles of that hub. This agreement also prohibits us from providing competing regional hub services at Memphis, Nashville and Kansas City and means that, without American's consent, we are prohibited from operating flights under our own flight designator code or on behalf of any other air carrier providing "hub" services in or out of these airports. Chautauqua's Delta agreement prohibits it from conducting code-share flying into several major metropolitan airports, except under its existing code-share agreements with American and US Airways. Pursuant to the terms of Chautauqua's code-share agreement with Delta, it is prohibited from operating aircraft other than for Delta except for (1) those it operates for its existing code-share partners, (2) the additional aircraft it may operate under its existing agreements and (3) aircraft subject to other limited exceptions. Furthermore, pursuant to the terms of our code-share agreements with United, except for our current code-share flying, we are prohibited from operating 50 seat or larger regional jets or turboprops from United's current hub airports. United's hub airports are Denver, Washington Dulles, Los Angeles, Chicago O'Hare, Seattle and San Francisco.

Certain major airlines, including our code-share partners may be restricted in increasing the level of business that they conduct with regional airlines, thereby limiting our growth.

        In general, the pilots' unions of certain major airlines have negotiated collective bargaining agreements that restrict the number and/or size of regional aircraft that a particular carrier may operate. A "scope" clause in US Airways' current collective bargaining agreement with its pilots prevents US Airways from using more than 55 large regional jets not flown by its pilots in its operations. For purposes of this limitation, a large regional jet is an aircraft configured with 79 or more passenger seats and less than 90 passenger seats. There are no quantity limitations in the US Airways "scope" limitations for small regional jets. For purposes of this "scope" restriction, a small regional jet is defined as any aircraft configured with 78 or fewer seats. US Airways can outsource up to an additional 55 aircraft, including the ERJ-175 and CRJ-900, configured with more than 78 seats but less than 90 seats, subject to certain limitations. We cannot assure you that US Airways will contract with us to fly any additional aircraft. Our ability to participate in additional regional jet flying for US Airways is subject to the further limitation that we employ furloughed US Airways pilots. Our utilization of US Airways pilots was approved by our pilots union; however, they limited their approval to 80 additional aircraft for US Airways which includes the 28 ERJ-170s which we will obtain from US Airways. A "scope" clause in American's current collective bargaining agreement with its pilots limits it from operating regional jets having 51 or more seats. A "scope" clause in Delta's current collective bargaining agreement with its pilots restricts it from operating regional jets having more than 76 seats and limits it from operating more than 200 regional jets having 70 to 76 seats, including 30 regional jets having 76 seats. United's "scope" limitations restrict it from operating aircraft configured with more than 70 seats or any aircraft weighing more than 83,000 pounds. A scope clause in Continental's current collective bargaining agreement with its pilots limits it from operating regional jets having more than 50 seats. A scope clause in Northwest Airlines' current collective bargaining agreement with its pilots limits it from operating regional jets having more than 76 seats and limits the number of regional jets having 76 seats to 90 aircraft, including up to 55 that may be flown by independent regional airlines.

        American's "scope" limitations further limit its code-share partners, in our case Chautauqua, from operating regional jets with 51 or more seats even for partners other than American. Delta's "scope" limitations restrict its partners from operating aircraft with over 70 seats even if those aircraft are operated for an airline other than Delta. Neither US Airways nor United have similar "scope" limits on the size of aircraft we can operate for our other code-share partners.

        We cannot assure you that these "scope" clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

Our fleet expansion program will require a significant increase in our leverage and the financing we require may not be available on favorable terms or at all.

        The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004, our mandatory debt service payments totaled $17.3 million, $53.4 million and $47.4 million, respectively, and our mandatory lease payments totaled $21.5 million, $82.0 million and $77.8 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $979.6 million at March 31, 2006, $883.6 million at December 31, 2005 and $793.0 million at December 31, 2004. As of March 31, 2006 our growth strategy involves the acquisition by purchase or lease of at least 19 more Embraer regional jets through 2006, including 10 which we will obtain from US Airways, all of which we will place in service for US Airways and Delta under our existing code-share agreements with them, except for four which are not yet allocated. Embraer's current aggregate list price for the nine Embraer regional jets that we will acquire from Embraer is approximately $253.1 million. We expect to lease or otherwise acquire on credit a substantial portion of these Embraer regional jets, which will increase significantly our mandatory lease and debt service payments.

        There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and other assets and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

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  increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

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  limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

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  adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

        If we need funds and cannot raise them on acceptable terms, or at all, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow or stop our growth.

We currently depend on Embraer to supply us with the aircraft we require to expand.

        As of March 31, 2006, we were obligated under our code-share agreements to place an additional 15 Embraer regional jets in service through 2006, including the 10 Embraer regional jets which we will obtain from US Airways. The remaining five regional jets are subject to firm orders. We have financing commitments in place for all five of these aircraft, which will be placed into service with Delta. We also have four additional firm orders and 52 options to acquire regional jets that are exercisable through September 2007. We are dependent on Embraer as the manufacturer of all of these jets. Our risks in relying on a single manufacturer include:

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  the possibility that Embraer could refuse, or may not be financially able, to perform its obligations under the purchase agreement for the delivery of the regional jets;

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  a fire, strike or other event could occur that affects Embraer's ability to completely or timely fulfill its contractual obligations;

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  the failure or inability of Embraer to provide sufficient parts or related support services on a timely basis;

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  the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

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  the issuance of FAA directives restricting or prohibiting the use of Embraer regional jets or requiring time-consuming inspections and maintenance; and

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  the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

        Any disruption or change in the delivery schedule of these Embraer regional jets would affect our overall operations and our ability to fulfill our obligations under our code-share agreements.

        Further, ERJ-170 aircraft began operating in the commercial airline market in February 2004. As a new product, these aircraft have been, and may continue to be, subject to unforeseen manufacturing and/or reliability issues.

        Our operations could be materially adversely affected by the failure or inability of Embraer or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues and earnings.

        Our agreements with US Airways, American, Delta and United require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are at or below the minimum requirement (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights. For example, as a result of Delta's bankruptcy, Delta has begun to utilize our smaller aircraft at less than historical levels.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

        Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. We have collective bargaining agreements with our pilots, customer service employees, flight attendants and dispatchers. Our customer service agents, pilots, dispatchers and flight attendant agreements are amendable in December 2005, October 2007, February 2007 and September 2009, respectively. We cannot assure you that future agreements with our employees' unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities.

Our business could be harmed if we lose the services of our key personnel.

        Our business depends upon the efforts of our chief executive officer, Bryan Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without its consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business.

We may experience difficulty finding, training and retaining employees.

        Our business is labor intensive. We intend to hire a large number of pilots, flight attendants, maintenance technicians and other personnel associated with our expansion plans.

        The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Although our employee turnover has decreased significantly since September 11, 2001, our pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or to replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could materially adversely affect our financial condition, results of operations and the price of our common stock.

We are at risk of losses stemming from an accident involving any of our aircraft.

        While we have never had a crash over our 32 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or injury to individual air travelers and our employees and destroying the aircraft and the property of third parties.

        In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Such liability could include liability arising from the claims of passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

Wexford Capital has significant influence over our affairs by virtue of its significant ownership of our common stock and they may make decisions with which you disagree.

        WexAir LLC, which is owned by several investment funds managed by Wexford Capital, on a fully diluted basis, owns beneficially approximately 19.0% of our common stock. If WexAir LLC sells all of the shares registered hereby, on a fully diluted basis, it will own approximately 14.3% of our common stock. As a result of its level of ownership, Wexford Capital and its affiliates have influence over matters affecting us, including the election of directors as long as they own or control a significant percentage of our common stock. They may make decisions which you and other stockholders will not be able to affect by voting your shares.

We may have conflicts of interest with Wexford Capital, and because of its significant ownership, we may not be able to resolve these conflicts on an arm's length basis.

        Wexford Capital and its affiliates are actively engaged in the airline business. Conflicts of interest may in the future arise between Wexford Capital and its affiliates, on the one hand, and us, on the other hand, in a number of areas relating to our business and our past and ongoing relationships. Factors that may create a conflict of interest between Wexford Capital and us include the following:

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  on May 6, 2005, we acquired Shuttle America from an affiliate of Wexford Capital, in connection with which we executed a $1.0 million promissory note in favor of such affiliate of Wexford Capital and assumed less than $0.7 million of Shuttle America's debt. This promissory note has since been repaid. In addition, for Wexford Capital's assistance in structuring the investment agreement with US Airways, we agreed to pay Wexford Capital $500,000 upon US Airway's emergence from bankruptcy as well as the payment of Wexford Capital's expenses, including the payment of up to approximately $850,000 to an unrelated third party consultant retained by us and Wexford Capital;

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  Wexford Capital may in the future make significant investments in other airline companies that directly compete with us;

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  sales or distributions by the selling stockholder, WexAir LLC, of all or any portion of its ownership interest in us; and

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  two of our directors also are directors, managing members or general partners of Wexford Capital and its affiliates.

        Wexford Capital is under no obligation to resolve any conflicts that might develop between it and its affiliates and us in a manner that is favorable to us and we cannot guarantee that such conflicts will not result in harmful consequences to our business or future prospects. In addition, Wexford Capital and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not contractually restricted or prohibited from competing with us. We have specifically renounced in our certificate of incorporation any interest or expectancy that Wexford Capital and its affiliates, including its directors and officers, will offer to us any investment or business opportunity of which they are aware.

Risks Associated With The Airline Industry

The airline industry is highly competitive.

        Within the airline industry, we not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub. Other low-fare carriers serve the Indianapolis International Airport, which results in significant price competition in the Indianapolis market, one of our major markets. Competition in the eastern United States markets, which we service from US Airways' hubs in New York, Boston, Philadelphia and Washington, D.C. and from Delta's hub in Orlando, is particularly intense, due to the large number of carriers in those markets.

        In addition, some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

        In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

Continued high fuel costs could harm the airline industry.

        Fuel costs constitute a substantial portion of the total operating expenses of the airline industry. There have been significant increases in fuel costs and continued high fuel costs such as those which have been experienced during 2005 would harm the airline industry's financial condition and results of operations. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues, supply and demand and other factors. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. Further, in the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result.

The airline industry has been subject to a number of strikes which could affect our business.

        The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other regional carriers may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our code-share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of our code-share partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Airlines are often affected by certain factors beyond their control, including weather conditions which can affect their operations.

        Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. For example, Hurricane Wilma forced us to suspend some of our operations in Florida for a number of days. Under our fixed-fee code-share agreements, we are partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreements. Should we enter into pro-rate revenue sharing agreements in the future we will not be protected against weather or air traffic control cancellations and our revenues could suffer as a result.

The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential partners.

        Since 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. For example, in April 2001, American acquired the majority of Trans World Airlines, Inc.'s assets. Our relationship with American resulted from this transaction. Other recent developments include the domestic code-share alliance between United and US Airways, a similar new relationship among Delta, Continental and Northwest and the merger of America West and US Airways. We, as well as our code-share partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Any additional consolidation or significant alliance activity within the airline industry could materially adversely affect our relationship with our code-share partners.

The airline industry is heavily regulated.

        Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

        We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

        The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer regional jets, for any reason, could negatively impact our results of operations.

        In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer regional jets, at such airports. The imposition of any limits on the use of Embraer regional jets at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, "passenger bill of rights" legislation was introduced in Congress that, if enacted, would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. This legislation is not currently active but if it is reintroduced, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the Transportation Security Administration (TSA) have imposed stringent security requirements on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

Risks Related To Our Common Stock

Our stock price is volatile.

        Since our common stock began trading on The NASDAQ National Market on May 27, 2004, the market price of our common stock has ranged from a low of $8.15 to a high of $17.60 per share. The market price of our common stock may continue to fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

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  announcements concerning our code-share partners, competitors, the airline industry or the economy in general;

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  strategic actions by us, our code-share partners or our competitors, such as acquisitions or restructurings;

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  media reports and publications about the safety of our aircraft or the aircraft types we operate;

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  new regulatory pronouncements and changes in regulatory guidelines;

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  general and industry specific economic conditions;

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  changes in financial estimates or recommendations by securities analysts;

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  sales of our common stock or other actions by investors with significant shareholdings or our code-share partners; and

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  general market conditions.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

        In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

Future sales of our common stock by our stockholders could depress the price of our common stock.

        Sales of a large number of shares of our common stock, the availability of a large number of shares for sale, or sales of shares of our common stock by Wexford Capital and/or its affiliates or Delta could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. We have 42,055,712 shares of common stock outstanding as of July 18, 2006. All of these shares will be eligible for sale in the public market.

Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

        In addition to the fact that Wexford Capital, through its affiliates owns approximately 19.0% of our common stock, our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Certain of these provisions:

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  authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

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  limit the persons who can call special stockholder meetings;

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  provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and

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  establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

        These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

Our charter documents include provisions limiting voting by foreign owners.

        Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States.

USE OF PROCEEDS

        All of the shares of common stock offered by this prospectus are being offered by the selling stockholder. We will not receive any of the proceeds from the shares sold by the selling stockholder.

DIVIDEND POLICY

        We have never paid dividends on our common stock. We intend, however, to pay dividends out of legally available funds, as determined by our Board of Directors, commencing no earlier than the 2006 calendar year. As a holding company, we would only be able to pay dividends from funds received from Chautauqua, Republic Airline, Shuttle America and any other subsidiaries we may have. Chautauqua's credit facility does not limit its ability to pay dividends to us unless Chautauqua is in default thereunder.

SELLING STOCKHOLDER

        The following table sets forth information regarding the number of shares of our common stock beneficially owned by the selling stockholder as of July 18, 2006. No estimate can be given as to the amount of our common stock that will be beneficially owned by the selling stockholder after completion of this offering because the selling stockholder may offer all, some or none of the shares of our common stock beneficially owned by it. The shares offered by this prospectus may be offered from time to time by the selling stockholder named below:

Selling Stockholder	Shares Beneficially Owned Prior to Offering	Number of Shares of Common Stock Registered Herein
WexAir LLC	7,808,123	2,000,000

PLAN OF DISTRIBUTION

        The selling stockholder named herein (or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, partnership, distribution or other non-sale-related transfer after the date of this prospectus) may offer its shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. It may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholder may use broker-dealers to sell its shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholder, or they will receive commissions from purchasers of shares for whom they acted as agents. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and the selling stockholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock, other than fees and expenses, if any, of counsel or other advisers to the selling stockholder. We have agreed to indemnify the selling stockholder against certain losses, claims, damages, liabilities and expenses arising out of any untrue or alleged untrue statement of a material fact contained in this registration statement or any amendment or supplement hereto, including all documents incorporated by reference herein, or any omission or alleged omission to state herein a material fact required to be stated herein or necessary to make a statement herein not misleading, subject to certain limitations. The selling stockholder has agreed to indemnify and hold us harmless against all losses, claims, damages, liabilities and expenses arising out of any untrue statement of a material fact contained in this registration statement, or any amendment or supplement hereto, reference, or any omission to state herein a material fact required to be stated herein or necessary to make a statement herein not misleading, to the extent such untrue statement is contained in or omission is required to be in any information furnished in writing by the selling stockholder specifically for inclusion herein or in any such amendment or supplement hereto.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In addition, we will file a supplement to this prospectus upon being notified by the selling stockholder that a donee, pledgee or other transferee intends to sell more than 500 shares.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Note 1 to the consolidated financial statements that (i) the accompanying consolidated financial statements give retroactive effect to the merger of Republic Airways Holdings Inc. and Shuttle America Corporation on May 6, 2005, which was accounted for in a manner similar to a pooling of interests and (ii) substantially all revenues are derived from code-share agreements with US Airways, Inc., Delta Air Lines, Inc. AMR Corp., the parent of American Airlines, Inc., and United Air Lines, Inc.), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

        We are incorporating information included in reports and other filings we have made with the SEC by reference, which means that we are disclosing important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC that we list below:

  •
  Our Annual Report on Form 10-K for fiscal year ended December 31, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  •
  Our Current Reports on Form 8-K filed on April 21, 2006 and April 27, 2006;

  •
  The description of our common stock contained in our Form 8-A filed on May 11, 2004, including any amendments or reports filed to update such information; and

  •
  All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of their offering.

        We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). You should direct any requests for copies to Investor Relations, Republic Airways Holdings Inc. 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268, telephone number (317) 484-6000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, registration statements, proxy and information statements and other information with the SEC. The public may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that web site is http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount
SEC registration fee	$3,592
Legal expenses	$30,000
Accounting expenses	$30,000
Miscellaneous expenses	$6,408
Total	$70,000

Item 15. Indemnification of Directors and Officers

        Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those discussed above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court shall deem proper.

        Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145. The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

        Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

        The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify certain persons, including officers, directors and controlling persons, to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Item 16. Exhibits

Exhibit No.	Description
5.1	Opinion of Fulbright & Jaworski L.L.P.
23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney. (included on signature page)

Item 17. Undertakings

        The undersigned registrant hereby undertakes that:

        (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement and any material change to such information in the registration statement.

        (2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 hereof or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on July 24, 2006.

REPUBLIC AIRWAYS HOLDINGS INC.
By:	/s/ BRYAN K. BEDFORD Name: Bryan K. Bedford Title: Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Bryan K. Bedford and Robert H. Cooper, or any one of them acting alone, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, and (ii) a Registration Statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any said attorneys-in-fact and agents, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof. lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ BRYAN K. BEDFORD Bryan K. Bedford	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	July 24, 2006
/s/ ROBERT H. COOPER Robert H. Cooper	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 24, 2006
/s/ JOSEPH M. JACOBS Joseph M. Jacobs	Director	July 24, 2006

/s/ DOUGLAS J. LAMBERT Douglas J. Lambert	Director	July 24, 2006
/s/ JAY L. MAYMUDES Jay L. Maymudes	Director	July 24, 2006
Lawrence J. Cohen	Director
/s/ MARK E. LANDESMAN Mark E. Landesman	Director	July 24, 2006
/s/ MARK L. PLAUMANN Mark L. Plaumann	Director	July 24, 2006

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Fulbright & Jaworski L.L.P.
23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney. (included on signature page).

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TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
OUR COMPANY
Recent Developments
Corporate History
RISK FACTORS
Risks Associated With The Airline Industry
Risks Related To Our Common Stock
USE OF PROCEEDS
DIVIDEND POLICY
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX